

June 21, 2012

<u>Via Email</u>
Mr. Eric A. Balzer
Chief Executive Officer
Ramtron International Corporation
1850 Ramtron Drive
Colorado Springs, CO 80921

> **Re: Ramtron International Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **Form 8-K Dated April 19, 2012**
> **Filed April 19, 2012**
> **File No. 000-17739**

Dear Mr. Balzer:

 We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis …, page 21</u>

<u>-Critical Accounting Policies, page 21</u>

1.   We note your disclosures here related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "future demand" for purposes of your inventory valuation analysis. Discuss how you

arrived at your estimates for projected future demand, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

-Liquidity and Capital Resources, page 26

2.   Further to the above, we note from page 32 that you increased your inventory levels by 422% from December 31, 2010 to December 31, 2011 and that you have classified some of your inventory as long-term at December 31, 2011 and March 31, 2012. We note your disclosures on page 27 explaining your increase in inventory. Please explain to us in more detail how you have evaluated inventory, including your long-term inventory, for recoverability as of December 31, 2011 and March 31, 2012, respectively. Explain why you believe the full amount of inventory recorded at these dates is recoverable.

Item 8. Financial Statements and Supplementary Data, page 29

Note 9. Income Taxes, page 46

3.   We note from page 46 that you attribute one of the differences between your statutory federal income tax rate and your effective income tax rate to a $1.1 million change in your state tax rate in fiscal 2011. Please revise future filings to explain material changes in your income taxes, including changes in your tax rates. Refer to FASB ASC 740-10-50-14.

Note 11. Segment and Geographic Concentration, page 49

4.   Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(A) of the FASB Accounting Standards Codification.

Form 8-K Dated April 19, 2012

5.   We note that you present a non-GAAP measure, EBITDA. Please revise your disclosures in future Forms 8-K to label this as a non-GAAP measure and to include the disclosures required by Item 100(a) of Regulation G.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief